SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                S C H E D U L E   13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No.   )*

                          PAREXEL INTERNATIONAL CORPORATION

                                  (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE

                           (Title of Class of Securities)

                                    699462107
                                   (CUSIP Number)
                                            Copy to:

The Joseph Eagle 1989 Settlement            Joel M. Walker, Esq.
Portman House                               Breslow & Walker, LLP
32 Hue Street                               767 Third Avenue
St. Helier, Jersey JE1 4HH                  New York, New York 10017
Telephone 011 441 534 505905                Telephone (212) 832-1930


                   (Name, Address and Telephone Number of Persons
                  Authorized to Receive Notices and Communications)

                                    March 1, 1998

                (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)or 13-d-1(g), check the following
space     .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
                          (Continued on following page(s))

CUSIP
No.  699462107                                                     13D
    1
Name of Reporting Person
I.R.S. Identification No. of Above Person
                                            The Joseph Eagle 1989 Settlement

 2Check the Appropriate Box if a Member of a Group*
                                                                                                                    (a)   [ ]
                                                                                                                    (b)   [ ]

 3SEC Use Only

 4Source of Funds*          OO

 5Check Box if Disclosure of Legal Proceedings is Required                                                              [ ]

 6Citizenship or Place of Organization            Jersey, Channel Islands

             Number of
              Shares
           Beneficially
             Owned By
               Each
             Reporting
              Person
               With
7Sole Voting Power
      1,928,408 shares                                   7.9%

8Shared Voting Power
      None                                                     0%

9Sole Dispositive Power
      1,735,567 shares                                   7.1%
10Shared Dispositive Power
      None                                                     0%

11Aggregate Amount Beneficially Owned By Each Reporting Person
                                                            1,928,408 shares

12Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*                                               [ ]

13Percent of Class Represented by Amount in Row (11)
                                                                                                                            7.9%

14Type of Reporting Person*
                                            OO

                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  699462107                                                     13D
    1
Name of Reporting Person
I.R.S. Identification No. of Above Person
                                                      Terence A. Le Sueur

 2Check the Appropriate Box if a Member of a Group*
(a)  [ ]


(b)   [ ]
 3SEC Use Only

 4Source of Funds*    OO

 5Check Box if Disclosure of Legal Proceedings is Required                                                [ ]

 6Citizenship or Place of Organization
 United Kingdom

       Number of
        Shares
     Beneficially
       Owned By
         Each
       Reporting
        Person
         With
7Sole Voting Power
     None
    0%
8Shared Voting Power
     1,928,408 shares                                                                                              7.9%

9Sole Dispositive Power
     None                                                                                                                     0%

10Shared Dispositive Power
     1,735,567 shares                                                                                                       7.1%

11Aggregate Amount Beneficially Owned By Each Reporting Person
                                                               1,928,408 shares

12Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*                                                     [ ]

13Percent of Class Represented by Amount in Row (11)

 7.9%

14Type of Reporting Person*
                                            IN

                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  699462107                                                     13D
    1
Name of Reporting Person
I.R.S. Identification No. of Above Person
                                             Contra Nominees Limited

 2Check the Appropriate Box if a Member of a Group*
                                                                                                                      (a)   [ ]

                                                                                                                  (b)   [ ]

 3SEC Use Only

 4Source of Funds*          OO

 5Check Box if Disclosure of Legal Proceedings is Required                                                     [ ]

 6Citizenship or Place of Organization                                                Jersey, Channel Islands

       Number of
        Shares
     Beneficially
       Owned By
         Each
       Reporting
        Person
         With
7Sole Voting Power
        None                                                                                                        0%

Shared Voting Power
       1,928,408 shares                                                                                             7.9%

9Sole Dispositive Power
        None                                                                                                        0%

10Shared Dispositive Power
       1,735,567 shares                                                                                           7.1%

11Aggregate Amount Beneficially Owned By Each Reporting Person
                                                          1,928,408 shares

12Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*                                           [ ]

13Percent of Class Represented by Amount in Row (11)
                                                                                                                   7.9%

14Type of Reporting Person*
                                            CO

                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  699462107                                                     13D
    1
Name of Reporting Person
I.R.S. Identification No. of Above Person
                                                   LSI Holdings Limited

 2Check the Appropriate Box if a Member of a Group*
                                                                                                                  (a)   [ ]

                                                                                                                  (b)   [ ]

 3SEC Use Only

 4Source of Funds*          OO

 5Check Box if Disclosure of Legal Proceedings is Required                                                            [ ]

 6Citizenship or Place of Organization                                                          Jersey, Channel Islands

       Number of
        Shares
     Beneficially
       Owned By
         Each
       Reporting
        Person
         With
7Sole Voting Power
        None                                                                                                        0%

8Shared Voting Power
       1,928,408 shares                                                                                                     7.9%

9Sole Dispositive Power
        None                                                                                                         0%

10Shared Dispositive Power
       1,735,567 shares                                                                                                     7.1% \

11Aggregate Amount Beneficially Owned By Each Reporting Person
                                                      1,928,408 shares

12Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*                                                     [ ]

13Percent of Class Represented by Amount in Row (11)
                                                                                                                             7.9%

14Type of Reporting Person*
                                            CO

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This statement, dated March 1, 1998, relates to the reporting persons' ownership of certain securities of PAREXEL International Corporation (the "Issuer"). On March 1, 1998, the Issuer acquired all of the issued and outstanding stock of PPS Europe Ltd. (the "PPS Stock") in exchange for shares of the Issuer's common stock, $0.01 par value per share (the "Common Stock"), pursuant to a Share Acquisition Agreement (the "Acquisition Agreement"), dated as of March 1, 1998. In connection with the transaction, the 3,474,843 shares of PPS Stock held by Clarendon Trust Company Limited as nominee for The Joseph Eagle 1989 Settlement (the "Trust") were acquired by the Issuer in exchange for 1,928,408 shares of Common Stock, 192,841 of which are being held back by the Issuer pursuant to the terms of the Acquisition Agreement.


ITEM 1.        Security and Issuer

               (a)   PAREXEL International Corporation
                     195 West Street
                     Waltham, MA 02154

               (b)   Common Stock, $0.01 par value per share
(CUSIP No. 699462107).


ITEM 2.        Identity and Background

          1.   (a)   The Joseph Eagle 1989 Settlement, a trust
organized in Jersey, Channel Islands (the "Trust").

               (b)   Address:
                          Portman House
                          32 Hue Street
                          St. Helier, Jersey JE1 4HH

               (c)   Principal Business:  Trust

               (d) Within the last five (5) years, the Trust has not been convicted in any criminal proceeding.

               (e) Within the last five (5) years, the Trust has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         The trustees of the Trust are Terence Le Sueur and Contra Nominees Limited.

          2.   (a)   Terence Le Sueur, a trustee of the Trust.

               (b)   Address:
                          Portman House
                          32 Hue Street
                          St. Helier, Jersey JE1 4HH

               (c)   Principal Occupation:  Chartered Accountant

               (d) Within the last five (5) years, Terence Le Sueur has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

               (e) Within the last five (5) years, Terence Le Sueur has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

               (f)   Citizenship:  United Kingdom

               Terence Le Sueur is an officer and a director of Contra Nominees Limited, and an officer, director, and shareholder of LSI Holdings Limited.


          3.   (a)   Contra Nominees Limited, a trustee of the Trust.

               (b)   Address:
                          Portman House
                          32 Hue Street
                          St. Helier, Jersey JE1 4HH

               (c)   Principal Business:  Trustee of various trusts

               (d) Within the last five (5) years, Contra Nominees Limited has not been convicted in any criminal proceeding.

               (e) Within the last five (5) years, Contra Nominees Limited has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

          Contra Nominees Limited, a company registered in Jersey, Channel Islands, is a wholly-owned subsidiary of LSI Holdings Limited. Edward Noel, Terence Le Sueur, Richard Ireson, and James Colclough are the officers and directors of Contra Nominees Limited.


          4.   (a)   LSI Holdings Limited, the sole shareholder of Contra
Nominees Limited.

               (b)   Address:
                          Portman House
                          32 Hue Street
                          St. Helier, Jersey JE1 4HH

               (c)   Principal Business:  Holding company

               (d) Within the last five (5) years, LSI Holdings Limited has not been convicted in any criminal proceeding.

               (e) Within the last five (5) years, LSI Holdings Limited has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

          LSI Holdings Limited is a company registered in Jersey, Channel Islands. Edward Noel, Terence Le Sueur, Richard Ireson, and James Colclough are the officers, directors, and shareholders of LSI Holdings Limited.


          5.   (a)   Edward James Noel, an officer and a director of Contra
Nominees Limited, and an officer, director, and shareholder of LSI Holdings Limited.

               (b)   Address:
                          Portman House
                          32 Hue Street
                          St. Helier, Jersey JE1 4HH

               (c)   Principal Occupation:  Chartered Accountant

               (d) Within the last five (5) years, Edward Noel has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

               (e) Within the last five (5) years, Edward Noel has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

               (f)   Citizenship:  United Kingdom


          6.   (a)   Richard Ernest Giles Ireson, an officer and a director
of Contra Nominees Limited, and an officer, director, and shareholder of LSI Holdings Limited.

               (b)   Address:
                          Portman House
                          32 Hue Street
                          St. Helier, Jersey JE1 4HH

               (c)   Principal Occupation:  Chartered Accountant

               (d) Within the last five (5) years, Richard Ireson has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

               (e) Within the last five (5) years, Richard Ireson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

               (f)   Citizenship:  United Kingdom


          7.   (a)   James Samuel Colclough, an officer and a director of
Contra Nominees Limited, and an officer, director, and shareholder of LSI Holdings Limited.

               (b)   Address:
                          Portman House
                          32 Hue Street
                          St. Helier, Jersey JE1 4HH

               (c)   Principal Occupation:  Chartered Accountant

               (d) Within the last five (5) years, James Colclough has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

               (e) Within the last five (5) years, James Colclough has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

               (f)   Citizenship:  United Kingdom


ITEM 3.        Source and Amounts of Funds or Other Consideration

               On March 1, 1998, the Issuer acquired all of the issued and outstanding PPS Stock in exchange for shares of Common Stock. In connection with the transaction, the 3,474,843 shares of PPS Stock held by Clarendon Trust Company Limited as nominee for the Trust were acquired by the Issuer in exchange for 1,928,408 shares of Common Stock, 192,841 of which are being held back by the Issuer pursuant to the terms of the Acquisition Agreement.


ITEM 4.        Purpose of Transaction.

               Clarendon Trust Company Limited, as nominee for the Trust, received the shares of Common Stock as consideration for selling the 3,474,843 shares of PPS Stock. In connection with the transaction, Joseph Eagle, a beneficiary of the Trust, became an officer and director of the Issuer.


ITEM 5.        Interests in Securities of the Issuer.

               (a) The following list sets forth the aggregate number and percentage (based on 24,500,483 shares of Common Stock outstanding) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 1, 1998:

                                 Shares of                Percentage of Shares
                                 Common Stock             of Common Stock
Name                             Beneficially Owned        Beneficially Owned
The Trust                        1,928,408                          7.9%
Terence Le Sueur                 1,928,408                          7.9%
Contra Nominees Limited          1,928,408                          7.9%
LSI Holdings Limited             1,928,408                          7.9%
Edward Noel                      0                                  0%
Richard Ireson                   0                                  0%
James Colclough                  0                                  0%

               (b) The Trust has sole power to vote 1,928,408 shares of Common Stock, and the sole power to dispose of 1,735,567 shares of Common Stock.

                     By virtue of being a trustee of the Trust, Terence Le Sueur may be deemed to have shared power to vote 1,928,408 shares of Common Stock, and shared power to dispose of 1,735,567 shares of Common Stock.

                     By virtue of being a trustee of the Trust, Contra Nominees Limited may be deemed to have shared power to vote 1,928,408 shares of Common Stock, and shared power to dispose of 1,735,567 shares of Common Stock.

                     By virtue of being the sole stockholder of Contra Nominees Limited, LSI Holdings Limited may be deemed to have shared power to vote 1,928,408 shares of Common Stock, and shared power to dispose of 1,735,567 shares of Common Stock.

               (c)  None.

               (d) The Trust has the right to receive any and all cash dividends and distributions paid on the shares held back by the Issuer; any and all other dividends and distributions paid thereon shall be held back by the Issuer pursuant to the terms of the Acquisition Agreement.

               (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


               (a) The Joseph Eagle 1998 Settlement is an irrevocable trust created pursuant to an instrument of trust between Terence Le Sueur and Contra Nominees Limited (collectively, the "Trustees"), and Joseph Eagle. Pursuant to the instrument of trust, all voting and investment power with respect to any securities held by the Trust is vested in the Trustees.

               (b) The Acquisition Agreement, among other things, provides that 192,841 of the shares of Common Stock issued to Clarendon Trust Company Limited as nominee for the Trust in connection with the acquisition of the shares of PPS Stock shall be held back by the Issuer as security for breaches of the Acquisition Agreement. All dividends and distributions (other than cash dividends and distributions) made by the Issuer with respect to such shares will be held back by the Issuer as well. The Trust has voting power with respect to the shares held back by the Issuer.

               (c) Pursuant to a Registration Rights Agreement, dated as of February 27, 1998, the Issuer has agreed to use all reasonable efforts to register the sale of the shares of Common Stock held by the Trust at different times, in specified percentages, over a two year period pursuant to three registration statements.


ITEM 7.        Material to be Filed as Exhibits

               Exhibit A - Agreement dated March 7, 1998, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                                                Signature

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 7, 1998

                             /s/ Terence Le Sueur

                             Terence Le Sueur, individually, as Trustee
                              on behalf of the Trust, and as director of
                             Contra Nominees Limited and LSI Holdings Limited.



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Exhibit A
                                    AGREEMENT PURSUANT TO RULE 13d l(f)
                                OF THE SECURITIES AND EXCHANGE COMMISSION


          AGREEMENT, dated March 7, 1998, by and among The Joseph Eagle 1989 Settlement, a trust with its principal office at Portman House, 32 Hue Street, St. Helier, Jersey JE1 4HH, Terence Le Sueur, with an address at Portman House, 32 Hue Street, St. Helier, Jersey JE1 4HH, Contra Nominees Limited, with an address at Portman House, 32 Hue Street, St. Helier,
Jersey JE1 4HH, and LSI Holdings Limited, with an address at Portman House, 32 Hue Street, St. Helier, Jersey JE1 4HH.

          WHEREAS, for convenience and expediency, each party hereto desires to file the statements required by Section 13(d) of the Securities Exchange Act of 1934, as amended, jointly with all other parties hereto; and

          WHEREAS, Rule 13D-1(f) promulgated by the Securities and Exchange Commission requires that this Agreement be set forth in writing and filed with the Commission;

          NOW THEREFORE, it is hereby agreed as follows:

          1. Each party hereto agrees that it will file all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, and all amendments of all such statements and/or reports, jointly with all other parties hereto.

          2. Any party hereto may hereafter terminate this Agreement, with respect to itself only, by giving written notice thereof to all other parties hereto, and to PAREXEL International Corporation, the NASD, and the Securities and Exchange Commission. The withdrawal of any one or more parties shall not cause the termination of this Agreement with respect to the parties not giving notice of termination as aforesaid.

          3. Unless sooner terminated as provided in paragraph 2 above, this Agreement shall be for a period of one (1) year from the date hereof, and shall be automatically renewable for successive one (1) year periods, unless terminated by any party, as to such party, on sixty (60) days notice.

               4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned has executed this Agreement with the intention that it shall be binding as of the day and year set forth above.



                     /s/ Terence Le Sueur
                     Terence Le Sueur, individually, as trustee of the Trust, and as a director of Contra Nominees Limited and
                     LSI Holdings Limited